UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THINSPACE TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

005-82890
(Commission File Number)

Delaware	43-2114545
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5535 S. Williamson Blvd, Unit 751
Port Orange, FL 32128
(Address of principal executive offices)

786-763-3830
(Registrant's telephone number)

This Information Statement is being furnished on or about July 2, 2014 to all of the stockholders of record at the close of business on May 29, 2014 of the common stock of Thinspace Technology, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of Thinspace Technology, Inc. (the “Company”) of a change in control of the Company and a change in the majority of the board of directors of the Company.

CHANGE IN CONTROL

On May 29, 2014, Owen Dukes, the Company’s Chief Executive Officer and director, and the Company entered into and closed individual Stock Purchase Agreements with CP US Income Group, LLC (“CPUS”), IBC Equity Holdings, Inc. (“IBC Holdings”) and Thalia Woods Management Inc. (“Thalia Woods”) (collectively, the “Dukes SPAs”), pursuant to which Mr. Dukes sold an aggregate of 38,500,000 shares of the Company’s common stock, constituting 100% of Mr. Dukes’s shares and 41.9% of the Company’s outstanding shares of common stock, for an aggregate purchase price of $756,452.92, as follows:

•
CPUS purchased 3,487,438 shares of common stock for the purchase price of $384,950.14, of which $345,765.73 was paid at closing and $39,184.41 will be paid on May 29, 2015, pursuant to a liability holdback provision.

•
IBC Holdings purchased 2,491,027 shares of common stock for the purchase price of $274,964.39, of which $246,975.53 was paid at closing and $27,988.86 will be paid on May 29, 2015, pursuant to a liability holdback provision.

•
Thalia Woods purchased 32,521,535 shares of common stock for the purchase price of $96,538.39, of which $86,711.66 was paid at closing and $9,826.73 will be paid on May 29, 2015, pursuant to a liability holdback provision.

On May 29, 2014, Robert Zysblat, the Company’s President and director, and the Company entered into and closed individual Stock Purchase Agreements with CPUS, IBC Holdings and Thalia Woods (collectively, the “Zysblat SPAs”), pursuant to which Mr. Zysblat sold an aggregate of 38,777,354 shares of the Company’s common stock, constituting 100% of Mr. Zysblat’s shares and 42.2% of the Company’s outstanding shares of common stock, for an aggregate purchase price of $773,094.16, as follows:

•
CPUS purchased 3,512,562 shares of common stock for the purchase price of $393,418.67, of which $354,234.26 was paid at closing and $39,184.41 will be paid on May 29, 2015, pursuant to a liability holdback provision.

•
IBC Holdings purchased 2,508,973 shares of common stock for the purchase price of $281,013.34, of which $253,024.48 was paid at closing and $27,988.86 will be paid on May 29, 2015, pursuant to a liability holdback provision.

•
Thalia Woods purchased 32,755,819 shares of common stock for the purchase price of $98,662.14, of which $88,835.41 was paid at closing and $9,826.73 will be paid on May 29, 2015, pursuant to a liability holdback provision.

The closing of the Dukes SPAs and Zysblat SPAs resulted in a change in control of the Company. As of May 29, 2014, following the closing of the Dukes SPAs and Zysblat SPAs, CPUS, IBC Holdings and Thalia Woods own 7,000,000, 5,000,000 and 65,277,354 shares, respectively, of the Company’s outstanding common stock, representing 7.6%, 5.4%, and 71.0% of the Company’s outstanding shares of common stock, respectively.

The source of funds for the Dukes SPAs and Zysblat SPAs was working capital of CPUS, IBC Holdings, and Thalia Woods, as applicable. With respect to Thalia Woods, the source of funds also included proceeds of $127,000 from the sale of 75,000 shares of the Company’s Series B Preferred Stock to IBC Funds, LLC (an affiliate of IBC Holdings).

Michael Brodsky, a director of the Company, is the President of Thalia Woods.

In connection with the closing of the Dukes SPAs and the Zysblat SPAs, effective May 29, 2014, Owen Dukes resigned as Chief Executive Officer and director of the Company, and Robert Zysblat resigned as President and director of the Company. Mr. Dukes and Mr. Zysblat will remain directors, and Mr. Dukes will remain an employee, of the Company’s United Kingdom subsidiary.

In connection with the closing of the Dukes SPAs and Zysblat SPAs, effective May 29, 2014, Jay Christopher Bautista was appointed Chief Executive Officer and Principal Financial Officer of the Company.

In connection with the closing of the Dukes SPAs and Zysblat SPAs, effective 10 days after the mailing of this Schedule 14f-1, Jay Christopher Bautista and Scott Weiselberg will be elected directors of the Company. Mr. Weiselberg formerly served as a director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding the Company’s current executive officers and directors and those individuals who will be elected as directors effective 10 days after the mailing of this Schedule 14f-1.

Each member of the Company’s board of directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the board and each serves at the discretion of the board.

Current Directors and Executive Officers:

Name	Age	Position
Jay Christopher Bautista	43	Chief Executive Officer and Principal Financial Officer
Michael Brodsky	42	Director

Jay Christopher Bautista was appointed Chief Executive Officer and Principal Financial Officer of the Company effective May 29, 2014, as noted above. Mr. Bautista will also be appointed to the Company’s board of directors, effective 10 days after the mailing of this Schedule 14f-1. From January 2011 to May 2014, Mr. Bautista served as a Principal of Infosys Limited, conducting technology and strategy consulting and systems integration. From July 2010 to January 2011, Mr. Bautista served as a Client Service Manager for Enterprise Mobile. Prior to his position at Enterprise Mobile, he served as Senior Manager at inCode Telecom, a technology and strategy consulting company, from June 2007 to September 2009.  Mr. Bautista holds a Bachelor of Science from Miami University and an MBA with honors from Southern Methodist University. Mr. Bautista’s business executive and technology knowledge and experience qualify him to serve on the Company’s board of directors.

Michael Brodsky has been director of the Company since February 27, 2012. Mr. Brodsky has served as President of Thalia Woods Management, Inc., a company that makes direct investments in public and private companies, since June 2009. From April 2004 to June 2009, Mr. Brodsky served as President and Chief Executive Officer of Venture Investment Group, a company that makes direct investments in public and private companies. From February 2007 to May 2008, Mr. Brodsky served as manager in charge of worldwide logistics at Resnick Supermarket Equipment Corp. Mr. Brodsky’s experience as an investor in public and private companies gives him the qualifications and skill to serve as a director.

Directors Effective 10 Days After the Mailing of this Schedule 14f-1:

Set forth below is certain information regarding the persons who will be directors of the Company effective 10 days after the mailing of this Schedule 14f-1.

Name	Age
Jay Christopher Bautista	43
Michael Brodsky	42
Scott Weiselberg	43

See “Current Executive Officers and Directors of the Company” above for background of Mr. Bautista and Mr. Brosky.

Scott Weiselberg will be appointed to the Company’s board of directors effective 10 days after the mailing of this Schedule 14f-1. Over the past five years, Mr. Weiselberg has been a principal owner and partner in Kopelowitz Ostrow Ferguson Weiselberg, P.A., a full service law firm in Fort Lauderdale, FL. His practice during the past five years has principally involved the representation of business entities in corporate transactions and/or general complex business litigation. Mr. Weiselberg formerly served as a director of the Company. Mr. Weiselberg’s corporate transactional experience qualifies him to serve on the Company’s board of directors.

Board of Directors Committees and Meetings

Because of the small size and early stage of the Company, the board of directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. During the year ended December 31, 2013, the board of directors met 4 times.

Communications with Directors

Shareholders may communicate with the Company’s directors by directing the communication in care of Jay Christopher Bautista, at the address set forth on the front page of this Information Statement.

Director Independence

No director of the Company is independent as that term is defined under the Nasdaq Marketplace Rules.  Upon his election to the board of directors effective 10 days after the mailing of this Schedule 14f-1, Scott Weiselberg will be independent as that term is defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, the Company’s directors and executive officers have not been involved in any of the following events during the past ten years:

1.
any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.
being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the issued and outstanding shares of our common stock to file reports of initial ownership of common stock and other equity securities and subsequent changes in that ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, during the fiscal year ended December 31, 2013, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except as set forth below.

Philip Ellett filed a late Form 3.
Michael Brodsky did not file a Form 3. The Form 3 has since been filed.
Scott Weiselberg did not file a Form 3.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. Currently Michael Brodsky serves as the sole director. As discussed above, effective 10 days after the mailing of this Schedule 14f-1, Jay Christopher Bautista and Scott Weiselberg will be elected directors of the Company. The board may elect a Chairman thereafter.

Our board of directors is primarily responsible for overseeing our risk management processes. The board of directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The board of directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the board’s appetite for risk. While the board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during 2013 and 2012 awarded to, earned by or paid to the Company’s executive officers.

							Change in Pension
							Value &
						Non-Equity	Non-qualified
						Incentive	Deferred	All
				Stock	Option	Plan	Compensation	Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Position	Year	($)	($)	($)	($)	(S)	($)	($)	($)
Philip Ellett, CEO (1)	2013	28,000	-	-	-	-	-	-	28,000
	2012	14,000	-	-	-	-	-	-	14,000

Lloyd Lapidus, Interim CEO (2)	2013	-	-	-	-	-	-	-	-
	2012	54,680	-	-	-	-	-	-	54,680

(1) Mr. Ellett was appointed CEO, CFO and Chairman of the Company on October 9, 2012 and resigned on December 31, 2013.
(2) Mr. Lapidus was appointed interim CEO of the Company on April 6, 2011 and resigned as CEO on October 4, 2012.

An entity owned by Mr. Dukes and Zysblat have provided management services to the Company. Fees incurred by this entity for the eleven months ended December 31, 2013 and the year ended January 31, 2013 were $277,940 and $144,480, respectively. Mr. Dukes was appointed Chief Executive Officer and Mr. Zysblat was appointed President of the Company effective December 31, 2013.

Employment Agreements

On November 7, 2012 the Company entered into an employment agreement (the “Ellett Agreement”) with Philip Ellett to serve as Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer and Secretary. The Ellett Agreement had an initial term of month to month. The base salary under the Ellett Agreement was a monthly gross salary of $7,000.  On December 31, 2013 Mr. Ellett resigned as Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer and Secretary.

On December 31, 2013 the Company entered into an employment agreement (the “Dukes Agreement”) with Owen Dukes to serve as Chief Executive Officer .The Dukes Agreement has an initial term of five years.  The base salary under the Dukes Agreement is an annual gross salary of $180,000.

On December 31, 2013 the Company entered into an employment agreement (the “Zysblat Agreement”) with Robert Zysblat to serve as President and Chairman of the Board.  The Zysblat Agreement has an initial term of five years.  The base salary under the Zysblat Agreement is an annual gross salary of $180,000.

Effective May 29, 2014, Robert Zysblat resigned as the President and a director of the Company pursuant to a Termination Agreement (the “Zysblat Termination Agreement”) entered into between the Company and Mr. Zysblat. Pursuant to the Zysblat Termination Agreement, the employment agreement, dated December 31, 2013, between the Company and Mr. Zysblat was terminated and the Company paid Mr. Zysblat $8,622 in accrued expenses and $3,366 for medical benefits. The Company agreed to indemnify Mr. Zysblat, for a period of up to three years, against any losses arising from any breach by the Company of a representation, warranty or covenant under the note and related documentation issued by the Company to HSBC (“HSBC Note”) or the Stock Purchase Agreement between the Company and Goldcrest Distribution Limited and related documentation (“Goldcrest Financial Note”). Mr. Zysblat agreed to maintain full non-modified compliance with his obligations under the HSBC Note and the Goldcrest Financial Note and agreed to indemnify the Company against any losses arising out of (i) any promises or agreements by Mr. Zysblat, to employees, contractors, and third-parties as to stock grants, options, or unpaid cash payments or bonuses except for those outlined in disclosed compensation plans and employment agreements, and (ii) Mr. Zysblat failing to maintain his personal guarantees in full force and good standing, or Mr. Zysblat taking or causing any actions that would result in the HSBC Note or the Goldcrest Financial Note and related loan facilities to be in default. Mr. Zysblat will remain a director of the Company’s United Kingdom subsidiary.

Effective May 29, 2014, Owen Dukes resigned as the Chief Executive Officer and a director of the Company pursuant to a Termination Agreement (the “Dukes Termination Agreement”) entered into between the Company and Mr. Dukes. Pursuant to the Dukes Termination Agreement, the employment agreement, dated December 31, 2013, between the Company and Mr. Dukes was terminated. The Company agreed to indemnify Mr. Dukes, for a period of up to three years, against any losses arising out of any breach by the Company of a representation, warranty or covenant under the HSBC Note or the Goldcrest Financial Note. Mr. Dukes agreed to maintain full non-modified compliance with his obligations under the HSBC Note and the Goldcrest Financial Note and agreed to indemnify the Company against any losses arising out of (i) any promises or agreements by Mr. Dukes, to employees, contractors, and third-parties as to stock grants, options, or unpaid cash payments or bonuses except for those outlined in disclosed compensation plans and employment agreements, and (ii) Mr. Dukes failing to maintain his personal guarantees in full force and good standing, or Mr. Dukes taking or causing any actions that would result in the HSBC Note or the Goldcrest Financial Note and related loan facilities to be in default. Mr. Dukes will remain a director and employee of the Company’s United Kingdom subsidiary.

In connection with Jay Christopher Bautista’s appointment as the Company’s Chief Executive Officer, the Company entered into an employment agreement with Mr. Bautista, dated May 29, 2014 (the “Bautista Employment Agreement”). Pursuant to the Bautista Employment Agreement, the Company agreed to pay Mr. Bautista an annual salary of $185,000, and issued to Mr. Bautista (i) 200,000 shares of common stock, which must be returned to the Company if Mr. Bautista terminates employment with the Company within two years from the date of issuance; and (ii) a ten-year option to purchase 5,000,000 shares of common stock with an exercise price at the closing trading price as of the date employment begins (which was $0.17), which will vest as follows: 1,000,000 shares after 12 months of employment, 2,000,000 shares after 24 months of employment and 2,000,000 shares after 36 months of employment. Upon a change of control, merger or acquisition involving the Company, 50% of the unvested stock options will accelerate their vesting schedule and become exercisable. The Bautista Employment Agreement has a term of three years. In the event the Company terminates Mr. Bautista prior to expiration of the term without cause (as defined under the Bautista Employment Agreement), Mr. Bautista will be entitled to a payment of six months base salary.

Outstanding Equity Awards at Fiscal Year-End

None.

Director Compensation

The following table sets forth director compensation for the year ended December 31, 2013 (excluding compensation to our executive officers set forth in the summary compensation table above).

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Scott Weiselberg	0	0	0	0	0	0	0
Michael Brodksy	0	17,000 (1)	0	0	0	0	17,000

(1) Consists of 100,000 shares of common stock valued at $0.17 based on the closing price as of the grant date of May 17, 2014.

Risk Management

The Company does not believe risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RODZ Holdings, Ltd., an entity owned by Robert Zysblat and Owen Dukes, have provided management services to the Company. Fees incurred for the eleven months ended December 31, 2013 and the year ended January 31, 2013 were $277,940 and $144,480, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following table sets forth certain information, as of May 29, 2014 (following the closing of the Dukes SPAs and the Zysblat SPAs) with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s executive officers and directors as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name.

Name of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Class (1)
Michael Brodsky	65,277,354	(2)	71.0%
Jay Christopher Bautista	200,000		*
Thalia Woods Management, Inc. (3)	65,277,354		71.0%
CP US Income Group, LLC (4)	7,000,000		7.6%
Giangi Rotto	7,000,000	(5)	7.6%
IBC Equity Holdings, Inc. (6)	5,000,000		5.4%
Bryan Collins	5,250,000	(7)	5.7%
Samuel Oshana	5,250,000	(8)	5.7%
Sullivan Wayne Partners, LLC	5,000,000		5.4%
All officers and directors as a group (2 persons)	65,477,354		71.2%

* less than 1%.

(1) Percentage of ownership is based on 91,898,918 shares of common stock issued and outstanding as of May 29, 2014.

(2) Represents shares owned by Thalia Woods Management, Inc. Mr. Brodsky is President of Thalia Woods Management, Inc.

(3) Michael Brodsky has voting and dispositive power over securities of the Company owned by Thalia Woods Management, Inc.

(4) Giangi Rotto has voting and dispositive power over securities of the Company owned by CP US Income Group, LLC.

(5) Represents shares held by CP US Income Group, LLC.

(6) Bryan Collins and Samuel Oshana have shared voting and dispositive power securities of the Company owned by IBC Equity Holdings, Inc.

(7) Includes 5,000,000 shares held by IBC Equity Holdings, Inc. and 250,000 shares issuable upon conversion of Series B Preferred Stock held by IBC Funds, LLC. Mr. Collins is a Managing Member of IBC Equity Holdings, Inc. and IBC Funds, LLC.

(8) Includes 5,000,000 shares held by IBC Equity Holdings, Inc. and 250,000 shares issuable upon conversion of Series B Preferred Stock held by IBC Funds, LLC. Mr. Oshana is a Managing Member of IBC Equity Holdings, Inc. and IBC Funds, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

THINSPACE TECHNOLOGY, INC.

Dated: July 1, 2014	By:	/s/ Jay Christopher Bautista
Jay Christopher Bautista